The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 30, 2011

Shehzad Niazi, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3790
Telecopier Number: (703) 813-6963

Re:	Vim Beverage, Inc.
Amendment No. 3 to Registration Statement on Form S-l
Filed July 11, 2011
File No. 333-164033

In response to your comment letter dated August 22, 2011, Vim Beverage, Inc. (the “Company”) has the following responses:

Amendment No. 3 to Registration Statement on Form S-l Prospectus Cover Page

1.           Please update the cash balance throughout the prospectus as of the most recent practicable date.

RESPONSE:

The Company has updated the amended prospectus with the disclosures you have requested.

2.           We note the disclosure that you may be forced to change your business plan for the remainder of 2011 and 2012. Please add disclosure elsewhere, such as the summary and business section, as to such changes to your business plan.

RESPONSE:

The Company has updated the amended prospectus with the disclosures you have requested.

Forward Looking Statements

3.           Refer to your first paragraph of this section. We note on your statement that the prospectus includes forward-looking statements as such term is described in the Securities Exchange Act of 1934. Be advised that Section 27A(b)(l)(C) of the Securities Act and Section 21E(b)(l)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

•           delete any references to the Private Securities Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

RESPONSE:

The Company has revised its disclosures to remove any references to the Private Securities Litigation Reform Act or related statutes.

Description of Business

4.           We partially reissue comment 15 of our letter dated January 7, 2011. We continue to note the promotional statement on page 22 that your packaging will be completely different and trend setting. Please provide the basis for this statement or remove.

RESPONSE:

The Company has clarified the statement to make clear that it plans to produce eye catching packaging, which is different than its competitors and has removed the promotional statements.

5.           Please reconcile the references to needing $200,000 in additional funding over the next 12 months to commence your business operations as planned with the disclosure in this section that you will need $301,800 to commence production of the VIM Pure line.

RESPONSE:

The Company has updated and corrected its disclosures throughout the amended prospectus to make clear that it requires approximately $226,800 of additionally funding over the next 12 months to commence production of the VIM Pure line and an additional $200,000 to market VIM Pure.

6.           We reissue comment 17 of our letter dated January 7, 2011. Please revise the disclosure to address when and how you anticipate obtaining funding to commence your business plan. Clarify the minimum amount of funding that you will need to begin implementing your business plans. Discuss the costs of bringing your product to market. If you are not including such amounts in the minimum needed to commence your business plan, please explain. Lastly, we note the removal of the language regarding the negotiation of the cost of 300,000 gallons of water at $.05 per gallon. Please explain why your estimates now include a lower cost of such water.

RESPONSE:

The Company has clarified in the amended prospectus that it will require approximately $226,800 of funding to produce its initial product and an additional $200,000 to market such product, for a total of $426,800 needed to bring its initial product to market and begin implementing its business plan.  The Company has also disclosed that it plans to raise this funding through the sale of equity or debt funding once public and that the timing of bringing its product to market will depend on the timing of funding.

The Company’s anticipated cost of 300,000 gallons of water has decreased from $0.05 per gallon to $0.03 per gallon due to management’s belief that $0.03 per gallon is a more accurate estimate of the costs associated with the purchase of 300,000 gallons of water.

Management's Discussion and Analysis

7.           We reissue comment 30 of our letter dated January 7, 2011. We note your statement that you will require approximately $301,000 to launch your first product. Revise to clarify the steps in your business plan and the associated costs you project to launch your first product. Clarify when you plan to launch your first product. Additionally, it is unclear whether the $301,000 you state it will take to launch your first product is in addition to the marketing cost noted elsewhere in the prospectus. Please revise.

RESPONSE:

As described in response 6 above, the Company has updated and clarified its disclosures throughout the amended prospectus regarding the total costs and timing of the launch of its initial product.

Financial Statements, page F-l

8.           With your next amendment, please update the financial statements and related disclosures throughout your registration statement pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has included the updated financial statements you have requested.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate